PECO II, Inc. 1376 State Route 598 Galion, OH 44833 (419) 468-7600 Fax (419) 468-9164 www.peco2.com

June 9, 2005

Via Edgar and FedEx

Patricia A Armelin

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Peco II, Inc.
Form 8-K Item 4.01
Filed June 3, 2005
File No. 0-31283

Dear Ms. Armelin,

We have received your comments to our Form 8-K Item 4.01, filed by Peco II, Inc. (the “Company”) on June 3, 2005, File No. 0-31283, set forth in your letter dated as of June 6, 2005. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your June 6, 2005 letter. We respectfully respond to the comments as follows:

1.	When we engage a new accountant, the company will report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). This will name the newly engaged accountant and indicate the date of the engagement. There has been no consulting with any independent accountants regarding application of accounting principles specific to a transaction, no discussions regarding types of opinions rendered, and no oral advice provided by a new accountant so there will be no disclosure regarding these items.

Should the situation change prior to the engagement, and consultations do occur, we ensure the information will be disclosed regarding consulting up through the date of engagement.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Sandra A. Frankhouse, Peco II, Inc., at (419) 468-7600 ext 1223.

Thank you for your assistance.

Sincerely,

/s/ Sandra A. Frankhouse
Sandra A. Frankhouse
CFO/ Treasurer